



DRAM

Sign Up

Live Now

Bowmore 1965 52-Year-Old

About

The last release fr
collection, the Bow
rarest expressions
decade.

Distilled in 1965 an
edition has matur
oloroso sherry cas
Vaults. With only 2
numbered and ele
cabinet.

This the third oldes ement rel
distillery, and one of the first to go through the heated stills
installed in 1965.

BOWMORE
Est. 1779
1965
52
BOWMORE
1965

Target Amt.

$28,500

285/285 shares availabl

Deal Sheet

Form C

Inv

Min. Raise Amount

$28,500

Max Funding Goal

$28,500

Share

Price History

$23,994

MINIMUM AUCTION VALUE

$56,171

MAXIMUM AUCTION VALUE

33

NUMBER OF TRANSACTIONS

Region
Scotland

Cask Type
Oloroso Sherry

Age
52 years

Bottles Produced
232

Strength
42%

The data contains the average annual price for past auction results including buyers premium but excluding sales taxes or duties at auction houses including Scotch Whisky Auctions, Whisky Auctioneer, Sotheby's, Bonhams, The Grand Whisky Auction, and Whisky Hammer.



THE I

T



Join The Discussion

Your name   What's on your mind?   Post



Why invest in collectible assets?

Crowdfunding allows investors to own shares in rare and high-value collectible assets that they are passionate about. This differs from purchasing collectibles outright. With Regulation CF Offerings, you aren't buying products or merch. You are buying fractional ownership in valuable collectibles, giving you the opportunity to benefit as their value appreciates over time.

What types of securities can I buy on this site?

The majority of offerings are common stock, though some companies may raise capital through convertible note, debt, and revenue share.

How much can I invest?

Investors other than accredited investors are limited in the amounts they are allowed to invest in all Regulation Crowdfunding offerings (on this site and elsewhere) over the course of a 12-month period: If either of an investor's annual income or net worth is less than $124,000, then the investor's investment limit $2,500, or 5 percent of the greater of the investor's annual income or net worth, whichever is greater. If both an investor's annual income and net worth are $124,000 or higher, then the investor's limit is 10 percent of the greater of their annual income or net worth, or $124,000 whichever is greater. Accredited investors are not limited in the amount they can invest.

How do I calculate my net worth?

Calculating net worth involves adding up all your assets and subtracting all your liabilities. The resulting sum is your net worth.

your liabilities. The resulting sum is your net worth.

What are the tax implications of an equity crowdfunding investment?

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

Who can invest in a Regulation CF Offering?

Individuals over 18 years of age can invest. Currently however, Canadian citizens are not able to invest in Regulation CF offerings.

View More

Have Questions? Let us *Help*.

Still curious about how Dram works? Explore our FAQs or connect with us directly.

Contact Us   FAQs

r
S

M
p

Offering   Legal   Co

Bl Form   Terms   Sta

CRS Form   Privacy Policy

Form C

This site is operated by Dalmore Group, LLC ("Dalmore Group"), which is a registered broker-dealer, and member of FINRA | SIPC, located at 530 7th Avenue, Suite 902, New York, NY 10018, please check our background on FINRA's **BrokerCheck**. All securities-related activity is conducted by Dalmore Group, LLC ("Dalmore Group"). Dalmore Group does not make investment recommendations and no communication, through this website or in any other medium should be construed as a recommendation for any security offered on or off this investment platform.

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace.

There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio.

Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest. Dalmore Group does not provide custody services in connection any investments made through the platform.